                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Domain Energy Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  257027-10-2
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                                 (CUSIP Number)

                               John H. Pinkerton
                             Lomak Petroleum, Inc.
                      500 Throckmorton Street, Suite 1900
                            Fort Worth, Texas 76102
                                 (817) 870-2601
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 12, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), (f) or (g), check the following box [ ].



                               Page 1 of 10 Pages
                            Exhibit Index on Page 10

CUSIP No. 257027-10-2                   13D                   Page 2 of 10 Pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lomak Petroleum, Inc. (34-1312571)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                               (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         BK
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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   NUMBER        7   SOLE VOTING POWER
     OF              -0-
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
   OWNED             7,820,718
    BY           ---------------------------------------------------------------
   EACH          9   SOLE DISPOSITIVE POWER
 REPORTING           -0-
  PERSON         ---------------------------------------------------------------
   WITH          10  SHARED DISPOSITIVE POWER
                     7,820,718
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,820,718
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 257027-10-2                   13D                   Page 3 of 10 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share (the "Domain Common Stock"), of Domain Energy Corporation, a Delaware corporation ("Domain"). The address of the principal executive offices of Domain is 16801 Greenspoint Park Drive, Suite 200, Houston, Texas 77060.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Lomak Petroleum, Inc., a Delaware corporation ("Lomak"). Lomak is an independent oil and gas company engaged in development, exploration and acquisition primarily in four core areas: Permian, Midcontinent, Gulf Coast and Appalachia.

         The principal office of Lomak is located at 500 Throckmorton Street, Suite 1900, Fort Worth, Texas 76102.

          Information with respect to the executive officers and directors of Lomak, including name, business address, present principal occupation or employment and the organization in which such employment is conducted is listed on the schedule attached hereto as Appendix I, which is incorporated herein by reference.

         During the past five years, neither Lomak nor, to the best knowledge of Lomak, any of the executive officers or directors of Lomak listed on Appendix I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) is currently, or during the last five years has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Lomak may be deemed to have acquired beneficial ownership of an aggregate of 7,820,718 shares of Domain Common Stock (the "Shares") pursuant to the terms of Voting and Standstill Agreement (the "Voting and Standstill Agreement") dated May 12, 1998, by and between Lomak and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("FRLP").

         In addition, on the terms and subject to the conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement") dated May 12, 1998, by and between Lomak and FRLP, Lomak has agreed to acquire, and FRLP has agreed to sell, 3,250,000 shares of Domain Common Stock on July 1, 1998 pursuant to the Stock Purchase Agreement in consideration for $43,875,000 in cash. The consummation of the Merger described below is contingent upon the consummation of the purchase under the Stock Purchase Agreement, but not vice versa.

         Lomak currently intends to fund the acquisition of such shares under the revolving credit facility of that certain $400,000,000 Credit Agreement dated as of February 14, 1997 by and among

CUSIP No. 257027-10-2                   13D                   Page 4 of 10 Pages


Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (the "Credit Agreement"). As of May 20, 1998, Lomak had approximately $102 million of available borrowing capacity under the Credit Agreement. The Credit Agreement is filed as Exhibit D hereto, and is incorporated herein by reference.

         Furthermore, on the terms and subject to the condition set forth in the Agreement and Plan of Merger (as amended, the "Merger Agreement") dated May 12, 1998, by and among Lomak, DEC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Lomak ("Merger Sub"), and Domain, Lomak will acquire 100% of the remaining equity interest in Domain that is not purchased by Lomak under the Stock Purchase Agreement.

         The descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in this Item 3 and in
Item 4 do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are attached as Exhibits A, B, and C, respectively. Furthermore, the descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in Item 4 hereof are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The respective Boards of Directors of Lomak and Domain have determined that the Merger is in the best interests of their respective stockholders. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge into Domain (the "Merger") at the effective time of the Merger, with Domain surviving as a wholly owned subsidiary of Lomak. Pursuant to the Merger Agreement, Domain's stockholders will receive a number of shares (the "Exchange Ratio") of common stock, par value $.01 per share ("Lomak Common Stock") for each share of Domain Common Stock equal to (i) $14.50 divided by
(ii) the "Closing Date Market Price" of Lomak Common Stock. However, the Exchange Ratio will not be greater than 1.2083 nor less than 0.8529. For purposes of the Merger Agreement, the "Closing Date Market Price" is the average of the closing prices of the Lomak Common Stock on the New York Stock Exchange for the 15 trading days prior to the third business day prior to the effective time of the Merger. Simultaneously with the effective time of the Merger, Lomak will change its corporate name to "Range Resources Corporation," subject to the approval by the holders of a majority of the outstanding shares of Lomak Common Stock.

         As a condition to Lomak's entering into the Merger Agreement, Lomak required that FRLP enter into the Stock Purchase Agreement and the Voting and Standstill Agreement. Pursuant to the Voting and Standstill Agreement, FRLP has, among other things, agreed to vote all shares of Domain Common Stock beneficially owned by FRLP in favor of the Merger Agreement and against any business combination proposal or other matter that may interfere or be inconsistent with the

CUSIP No. 257027-10-2                   13D                   Page 5 of 10 Pages


Merger (including a competing transaction). FRLP also has agreed, if requested by Lomak, not to attend and not to vote any Domain Common Stock beneficially owned by FRLP at any annual or special meeting of Domain stockholders and not to execute any written consent of stockholders, in each case relating directly or indirectly to a competing transaction.

         The Voting and Standstill Agreement also provides that neither FRLP nor any other member of the FRLP Group (as defined in the Voting and Standstill Agreement) will initiate, solicit or encourage any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Domain or any subsidiary of Domain, or the acquisition of a substantial equity interest in, or a substantial portion of, the assets of, any third party, other than the transactions contemplated by the Merger Agreement or the Voting and Standstill Agreement ("Domain Acquisition Proposal").

         FRLP also has agreed that it will not, directly or indirectly, (i) sell, transfer, pledge or otherwise dispose of any shares of Domain to any person other than Lomak or its designee, or (ii) grant a proxy with respect to any shares of Domain to any person other than Lomak or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing. Notwithstanding the foregoing, FRLP is permitted to sell up to 1% in the aggregate of the number of outstanding shares of Domain Common Stock under certain circumstances if the Closing Date Market Price is greater than $17.00 per share.

         The Voting and Standstill Agreement will terminate on the second anniversary of the consummation of the Merger or by mutual written agreement of the parties.

         As required by the Voting and Standstill Agreement, FRLP has executed a written stockholder consent approving of the Merger in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL"). As a result, Domain has represented to Lomak in the Merger Agreement that no further Domain stockholder approval is required in connection with the transactions contemplated by the Merger Agreement. Completion of the transaction is contingent upon certain customary closing conditions, including the approval of the issuance of the Lomak Common Stock in the Merger by a majority of the holders of Lomak Common Stock present in person or by proxy at a stockholder meeting at which a quorum is present.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) According to Domain's Quarterly Report on Form 10-Q for the period ended March 31, 1998, there were 15,107,719 shares of Domain Common Stock issued and outstanding. Lomak may be deemed to be the beneficial owner of the 7,820,718 Shares, which constitute approximately 51.8% of the total issued and outstanding shares of Domain Common Stock at May 12, 1998.

         (b) Pursuant to the terms of the Voting and Standstill Agreement, Lomak could be deemed to share power to direct the vote of the Shares with FRLP and to share power to direct the

CUSIP No. 257027-10-2                   13D                   Page 6 of 10 Pages


disposition of the Shares with FRLP. Lomak could also be deemed to share voting and dispositive power with FRLP with respect to the 3,200,000 Shares that are subject to the Stock Purchase Agreement.

         (c) During the past 60 days, except as described above with respect to the Voting and Standstill Agreement and the Stock Purchase Agreement, Lomak has not acquired beneficial ownership of any other shares of Domain Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 3 and 4, which are incorporated herein by reference, Lomak has no other contracts, arrangements, understandings or relationships with respect to securities of Domain that are required to be described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Voting and Standstill Agreement dated May 12, 1998 between Lomak and FRLP (incorporated by reference to Exhibit 2.4 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         B. Stock Purchase Agreement dated May 12, 1998 between Lomak and FRLP (incorporated by reference to Exhibit 2.3 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         C. Agreement and Plan of Merger made as of May 12, 1998 by and among Lomak, DEC Acquisition, Inc., and Domain (incorporated by reference to Exhibit 2.1 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         D. $400,000,000 Credit Agreement dated as of February 14, 1997 by and among Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.1(h) to Lomak's Annual Report on Form 10-K for the year ended December 31, 1996; Securities and Exchange Commission File No. 001-12209).

CUSIP No. 257027-10-2                   13D                   Page 7 of 10 Pages



                                   APPENDIX I

     INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS OF LOMAK

         NAME AND POSITION               BUSINESS ADDRESS             PRESENT PRINCIPAL
         -----------------               ----------------             -----------------
                                                                   OCCUPATION OR EMPLOYMENT
                                                                   ------------------------
         Thomas J. Edelman                 375 Park Ave.             President and CEO of
           Chairman and                      Suite 801                 Patina Oil & Gas
       Chairman of the Board            New York, NY 10152               Corporation.

         John H. Pinkerton            500 Throckmorton Street         President, CEO and
    President, CEO and Director             Suite 1900                Director of Lomak
                                       Fort Worth, TX 76102

         Robert E. Aikman              Plaza of the Americas       President EROG, Inc. and
             Director                    Suite 2340-LB 115        President of The Hawthorne
                                         Dallas, TX 75201                  Company

          Anthony V. Dub                Eleven Madison Ave.                Chairman
             Director                   New York, NY 10010           Indigo Capital, LLC

          Allen Finkelson             Cravath, Swaine & Moore              Partner
             Director                     Worldwide Plaza          Cravath, Swaine & Moore
                                          825 Eighth Ave.
                                            46th Floor
                                        New York, NY 10019

           Ben A. Guill                Simmons & Co., Intl.          Partner and Managing
             Director                    700 Louisiana St.        Director of Simmons & Co.,
                                            Suite 5000                      Intl.
                                         Houston, TX 77002

         C. Rand Michaels             500 Throckmorton Street       Vice Chairman of Lomak
    Vice Chairman and Director              Suite 1900
                                       Fort Worth, TX 76102

          Steven L. Grose             500 Throckmorton Street       Senior Vice President
       Senior Vice President                Suite 1900             (Appalachia Region) of
        (Appalachia Region)            Fort Worth, TX 76102                 Lomak

         Chad L. Stephens             500 Throckmorton Street       Senior Vice President
       Senior Vice President                Suite 1900              (Southwest Region) of
         (Southwest Region)            Fort Worth, TX 76102                 Lomak

         Thomas W. Stoelk             500 Throckmorton Street       Senior Vice President
       Senior Vice President                Suite 1900                   (Finance and
   (Finance and Administration)        Fort Worth, TX 76102        Administration) of Lomak

CUSIP No. 257027-10-2                   13D                   Page 8 of 10 Pages


         NAME AND POSITION               BUSINESS ADDRESS             PRESENT PRINCIPAL
         -----------------               ----------------             -----------------
                                                                   OCCUPATION OR EMPLOYMENT
                                                                   ------------------------
         Paul F. Blanchard            500 Throckmorton Street           Vice President
          Vice President                    Suite 1900            (Midcontinent Division) of
      (Midcontinent Division)          Fort Worth, TX 76102                 Lomak

         Jeffery A. Bynum             500 Throckmorton Street      Vice President (Land) and
          Vice President                    Suite 1900               Corporate Secretary of
           (Land) and                  Fort Worth, TX 76102                 Lomak
       Corporate Secretary

           John R. Frank              500 Throckmorton Street           Vice President
          Vice President                    Suite 1900             (Information Management)
     (Information Management)          Fort Worth, TX 76102                of Lomak

          Danny M. Sowell             500 Throckmorton Street       Vice President (Energy
          Vice President                    Suite 1900                Services) of Lomak
         (Energy Services)             Fort Worth, TX 76102

          George A. Teer              500 Throckmorton Street      Vice President (Permian
          Vice President                    Suite 1900                Division) of Lomak
        (Permian Division)             Fort Worth, TX 76102

         Geoffrey T. Doke             500 Throckmorton Street        Controller of Lomak
            Controller                      Suite 1900
                                       Fort Worth, TX 76102

CUSIP No. 257027-10-2                   13D                   Page 9 of 10 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Lomak Petroleum, Inc.


May 22, 1998                               By: /s/ John H. Pinkerton
--------------------------                     ---------------------------------
   Date                                    John H. Pinkerton
                                           President and Chief Executive Officer

CUSIP No. 257027-10-2                   13D                  Page 10 of 10 Pages


                                 EXHIBIT INDEX


         A. Voting and Standstill Agreement dated May 12, 1998 between Lomak and FRLP (incorporated by reference to Exhibit 2.4 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         B. Stock Purchase Agreement dated May 12, 1998 between Lomak and FRLP (incorporated by reference to Exhibit 2.3 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         C. Agreement and Plan of Merger made as of May 12, 1998 by and among Lomak, DEC Acquisition, Inc., and Domain (incorporated by reference to Exhibit 2.1 to Lomak's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; Securities and Exchange Commission File No. 001-12209).

         D. $400,000,000 Credit Agreement dated as of February 14, 1997 by and among Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (incorporated by reference to Exhibit 10.1(h) to Lomak's Annual Report on Form 10-K for the year ended December 31, 1996; Securities and Exchange Commission File No. 001-12209).